Filed by Tyco International plc

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Johnson Controls, Inc.

Form S-4 File No.: 333-210588

Date: June 3, 2016

Explanatory Note: The following is a transcript of a presentation given by the chief executive officer of Tyco International plc at an investor conference.

George Oliver - Tyco International plc - CEO

Terrific. Thanks, Steve, for that introduction and good morning, everyone. I’m excited to be here to talk about how we are building a global industrial leader with the combination of Johnson Controls as well as Tyco International.

Alex Molinaroli, who is the Chairman and CEO of Johnson Controls, cannot be with us today, but I’d start by saying how excited I am. We are now four months through the integration since we announced the deal and I can tell you I’m even more excited about the opportunities that I see with how we can leverage the portfolio to be able to accelerate growth and very confident that we are going to be positioned to be able to deliver on the synergies that we defined when we announced the deal.

Let me just flip through the legal disclosures, which there are many, and start by talking about what we are creating. We are taking the building efficiency segment within Johnson Controls, which is made up of building controls, HVAC — a leader in commercial HVAC — and solutions and services, as well as the power solutions business, our energy storage business within Johnson Controls, making up about $20 billion in revenue. And that’s combining with what we have within Tyco which is the fire and security integrated solutions and services as well as our three product platforms which are fire, security, and life safety products. And we have revenues of about $10 billion. So combined we are creating a $30 billion, in revenue, enterprise.

What makes me extremely excited is both platforms that we’re creating within this portfolio are going to be leadership platforms in the space that they’re in. We are going to be competing in a $450 billion market and now, with the opportunity to leverage the combined technologies, capabilities, and more importantly, the footprint that we have and how we serve customers, to not only accelerate growth but deliver on significant synergies.

Some of the highlights that we communicated when we announced the deal. Certainly we are going to be the world’s leading provider of building and energy storage technologies, solutions, and services with the 2016 pro forma revenue of about $30 billion. Within that we’re going to be a leader in the space that we compete in with leadership brands and technologies. And most important is the pipeline of innovation that both companies have been building and how that innovation is going to come together to capitalize on what we see as being big growth opportunities going forward.

There will be significant scale advantage, especially as we look at the direct channel that we support our customers with, with the footprint that we have globally, as well as being able to truly lead with distinctive technical expertise across all of our businesses. And as we’ve outlined for all of you, there is a compelling value creation for shareholders through not only the productivity initiatives, but the additional synergies with the combination. And then being able to capitalize on what we are seeing as being significant growth opportunities.

Then, with that, we are committed to maintaining very strong investment-grade credit metric and increased financial flexibility. So when you look at it, we will be uniquely positioned to provide the most comprehensive portfolio of both building and energy solutions.

We’ve put together a phenomenal integration team with some of the best leaders from both companies. We’re now right on track with the Day 1 Plan that we put together and that includes not only making sure that we’ve filed our S-4 and the follow-up amendments to the S-4, but also making sure that the spin of Adient is on track with their plans, which it is. So we are positioned to be able to meet our Day 1 Plan of the combination on October 1 and then, about a month after that, be positioned to be able to spin out Adient.

And the success that we’ve achieved is with the experience base that we have across both businesses, leveraging all of our best practices, best of both, to ultimately be ready to be able to hit the ground running on day one.

Looking at the combined company, we have a very strong financial profile. We will be positioned to deliver $4.5 billion of EBITDA with very strong free cash flow conversion and that gives us a lot of financial flexibility to be able to take the combined portfolio and be positioned to deliver significant growth and returns for our shareholders.

With that financial flexibility the priorities we have with our capital allocation will be supporting organic growth investments, being able to provide a competitive dividend to our investors, executing on strategic M&A that enhances our portfolio to be able to take advantage of what we see as being very significant market opportunities, and then being able to return excess cash through share repurchases to our investors.

When you look at the combined company and the revenue base that we generate today, it’s very balanced with the mix that provides a strong base not only to be able to generate growth, but durability through the cycle. If you look at the revenue split, about 41% of our revenues are either tied to services or to the aftermarket. And that is very predictable revenue that is recurring — that’s on a recurring base year on year. Then as you look at the rest of portfolio, there’s a mix between early-, mid-, and late-cycle revenues that are achieved.

The combination is going to create $1 of earnings per share over the next three years. Now this takes into account the productivity that was committed in the three-year plans that Johnson Controls and Tyco had already announced, the net total cost out. And within Johnson Controls, over the next three years, was $300 million; within Tyco it’s $100 million.

And that combines with the deal synergies that we identified, the $650 million which is broken out to $500 million of operational synergies and $150 million of tax synergies. That positions us to be able to deliver $1 billion of value for our shareholders, which when you look at how that’s going to be generated, most of that is within our own control that we know how to execute on.

So I talked a little bit about our integration team. What we did was we took the best leaders that we have across both companies. They are working full-time, working very well together. In the first [start] was to make sure that we detailed all of our cost structure across all of what we do to make sure we had an apples-to-apples comparison and then began the planning process to be able to then look at where specifically the opportunities are to be able to take out costs.

We are very confident, as we’ve looked at the combined structure, that we are well-positioned to deliver on the $900 million of operational benefits that support the $1 billion-plus of synergies that we are going to deliver on. And if you look at how we’ve identified those, it breaks down into three key elements. Consolidation, taking the combined G&A structure across of both companies, consolidating that, taking out the duplication, streamlining some of the functional support, and being able to deliver $400 million of cost out.

Second is enhance. Both companies have done a nice job in being able to deliver savings on the sourcing, the cost base that’s sourced. Now as you combine that buy, we can now enhance that even further with the combination and that will deliver net $275 million of total cost out.

And then the last is the integration. At the business unit level, when you look at our businesses and the overlap that we have within our footprint and other functional support that we have in the field an opportunity to be able to take out $225 million, or roughly 25% of the total net savings. So I’m going to go through each one of these in more detail, but very confident that we are going to be positioned to deliver over $900 million of net operational savings.

Starting with the G&A. The combined company, the cost base in G&A is about $2 billion and it’s made up of all of the functional support: HR, finance, legal, IT, as well as a few other categories. As we look at the combination, very well-positioned to be able to take out $400 million of net savings.

That’s achieved by taking out the duplicate public company costs. It’s achieved by taking all of the work that we’ve been doing within Tyco and streamlining our functional activities, combined with what JCI has been doing, to streamline the functional support of the businesses. And then a lot of that is also supported with the shared services that enable us to be able to leverage the scale that we have across the globe with the combination.

The second bucket is procurement. The combined procurement spend is $12 billion. It breaks out into three key categories. 25% of that is direct materials that are bought to support the products as well as the solutions and services that we provide to our customers, about 45% of those are in direct expenses that we procure and about 30% that are supportive of the field.

And as we look at all of these buckets, we take the great work that’s been done within JCI and how they’ve been delivering sourcing savings, combined with what we’ve been doing within Tyco in delivering sourcing savings, and then leveraging the scale of the combined buy. So leveraging the scale, leveraging the best practices, and then being able to enhance the cost out of the combination. And that will achieve about $275 million of net cost savings.

The last is at the business unit level there is about $8 billion of cost base. That cost base is made up of the manufacturing cost, engineering cost, the commercial operations, as well as the branch overhead. Now Johnson Controls has done a nice job developing their operating system and deploying their operating system across all of their key processes, reducing variation, and ultimately, driving towards entitlement. And by deploying that across all of our business processes we see a significant opportunity to be able to reduce variation, drive towards entitlement, and generate significant savings.

Engineering, there’s an overlap in R&D. We both have initiatives where we’re developing software today to be able to be better positioned to perform integrations. With that overlap, we can take that additional resource and either reapply that or be able to reduce that cost.

In the commercial operations, both companies have been driving commercial excellence in getting productivity with our salesforce and how we are better serving customers and creating growth. Within the commercial operations there’s a lot of cost to be able to support the salesforce. With the combination, it allows us to be able to streamline those operations, better support the salesforce, being able to redeploy some of those savings into growth, as well as net savings to the Company.

Then the last is the branch consolidation. You can imagine that the combination of our global footprint and how we serve customers today is significant and in many times in the same locations and the same cities. And the opportunity not to reduce the salesforce or the technicians that are there to support customers, but looking at the infrastructure that we have in place and taking out the redundancy, whether it be real estate or other supporting functions that we can simplify to be able to put the resource focusing on customers while we are netting savings. So the total base here will be positioned to be able to take out $225 million of net total cost savings.

Then if you look back, the key here is to look back to look at what the performance has been in both companies and how we’ve been driving cost, productivity, and delivering on margin expansion.

Now if you start with Tyco, over the last 3.5 years we’ve delivered significant cost out in productivity that has enabled us to be able to expand our margins 230 basis points. And a lot of that was supported with significant restructuring, repositioning. Again, capitalizing on the combined spend of the security business and the fire business that we put together, continuing to simplify the overlap that we had within Tyco across fire and security, and then continuing the functional transformation that supported going to an operating company from a holding company.

If you look at the JCI performance similar, delivering significant margin expansion, 250 basis points of margin expansion over the last three years. Again, supported by restructuring, repositioning of their business, deploying leading manufacturing capabilities across all of their manufacturing footprint. And then, as I said earlier, deploying the Johnson Control operating system that enabled them to begin to standardize their key processes and being able to get towards entitlement of those processes, which has delivered significant savings.

This combination gives us a lot of confidence that by putting the two companies together, being able to achieve the $1 billion of synergies that we’ve identified with what had already been committed, and then the additional synergies that we’re going to be well-positioned to drive this transformation and build very strong fundamentals for the new company going forward.

So let me talk a little bit about growth. We’re very confident that we are going to deliver on the $1 billion-plus of operational benefits. Now, as we think about growth, there is tremendous growth opportunity with the combination of these companies.

It would start with, in the near term, looking at what we do today and how we serve our customers and doing more of it by cross-selling and executing on strategic account management. Leveraging all of our capabilities, whether it be products, solutions that we deploy, or services that we can perform, leveraging the relationships that we have with our customers across both companies. That is going to deliver, right out of the gate, revenue synergies starting day one.

The second phase, what I would categorize as how we take the combination and become leveraging technology and become more advanced in how we create value, additional value above and beyond what we create today, integrating our capabilities into solutions, and then on top of that with technology, creating and deploying value-added services. Because we already have that customer base, now we are going to be positioned to enhance the value that we can create for that customer base with the combination.

Then longer term is being able to then change the game. When you think about what we do, leveraging IoT platforms. We’ve been developing Tyco On. They have the Metasys platform within Johnson Controls.

The combination is very powerful with our ability to be able to take the existing infrastructure that we deploy today, with the sensors and devices that we deploy, and then with the software being able to change the game. And how we consolidate some of our devices and products, how we consolidate some of the integration software that will enable us to be able to create significant value for our customers while we are now capitalizing on the market trends. And that’s going to be a little bit longer term, but truly believe that we’re going to be well-positioned to capitalize on those trends.

And the other big element of this transformation is going to be the direct channel. That no other company has the intimacy and the access that we have to our customer base today. That we’ll be able to bring the new technologies and the new solutions that ultimately change the game, not only in the building but with the power solutions that we deploy.

And then longer term, as I think about the vision of both companies, being able to leverage the connectivity I talked a little bit about, driving synergies, and truly, truly be positioned to be able to be the leader in being able to create a smarter customer offering. It’s pretty simple. Simplify means take all of what is done today and how we deploy our solutions and simplify how that’s done through consolidated products and sensors, consolidated software to be able to then deploy the solutions that we can deploy.

The value-add significantly increases because now you’re solving bigger problems that exist within the customer base and that’s going to bring higher returns. And then you’re positioned within the industry that we compete in as best in class. There will be no company that’s going to be as well-positioned to be able to capitalize on these trends.

So in summary, wrapping it up, it’s a very compelling combination with significant value creation. And as I began saying, I’m more excited now, four months into the integration process, that we are going to be well-positioned to be able to not only deliver on the cost benefits that we’ve identified, but begin to show acceleration of growth because of the combined position that we have and how we serve customers.

We’ll have a very strong balance sheet with balanced capital allocation supporting the growth. We’ll have significant diversified exposure across the business cycle with very strong recurring revenues through our services as well as our aftermarket businesses. We’ll be positioned to deliver the $1 billion-plus in initiatives that are well within our control and that we’ve demonstrated that we know how to do that will create $1 of earnings per share over the next three years.

And all summed up, the combined Company is going to be extremely well-positioned to be able to drive sustained earnings growth over the near term — near and long term. So thanks for listening today and I’m going to turn it over to Steve here for Q&A.

QUESTION AND ANSWER

Steve Winoker - Bernstein - Analyst

Thanks, George, that’s great. Really, really helpful context, I know, for everybody in the room.

Just want to spend some time — you’ve had a busy year through the last year. A little minor amount of —.

George Oliver - Tyco International plc - CEO

Few things going on, Steve.

Steve Winoker - Bernstein - Analyst

Few things going on here and you don’t get a bigger strategic transformation than this. But I guess there are a few points that I think are worth understanding that I know I’ve received questions from investors on, which is one of them was Tyco’s stock had bottomed at $29 at the time of the announcement and a lot of the questions first started off with, Steve, why then? So I guess I will turn that to you: George, why then?

George Oliver - Tyco International plc - CEO

Well, I mean we’re always looking at strategy to make sure we are going to be positioned with our portfolio or some combination that’s going to be best positioned to deliver value for our shareholders. And that’s constant. And so it’s hard to time what the right time is, but what I would say is that, as we began to work not only on continuing to execute our plan, but also look at other opportunities that we saw, this was a significant opportunity to be able to create value.

And so, at the time, as we were pursuing these — you can’t time everything perfectly, but I felt good about where we were, where they were. And then, ultimately, the value that’s going to be created with the combination I think is pretty compelling. And so we began to pursue the opportunity and then, ultimately, got to where we announced it in January.

Steve Winoker - Bernstein - Analyst

An all-equity transaction, so in theory at least, you both benefit from whatever rise in share prices are from there.

George Oliver - Tyco International plc - CEO

Correct, correct. Obviously we did all of the work that was required to make sure that we understood the dynamics as this came together so that, from a Tyco perspective, we’d be positioned so that this would position us to be able to accelerate above and beyond what we are already committed to do, the value for the Tyco shareholders. And the same for JCI. As you look at the combination with the structure that we’re going to create, we will create significant value for the JCI shareholders.

Steve Winoker - Bernstein - Analyst

And the second follow-on question is usually, well, why Johnson Controls and not one of the other large building systems players, whether it’s Honeywell or UTX or the Europeans - there’s a whole world of options here. So why did you settle on Johnson Controls specifically?

George Oliver - Tyco International plc - CEO

Well, I’d start with saying there’s very similar business models within the companies where we have leadership positions within the products that we develop. And if you look at JCI, whether it be in the commercial HVAC-chiller space, in the controller space, and there’s other capabilities there; and then when you look at our position in fire products, in security products, life safety, both companies are the leader today in technology, in products, in devices. The combination of that is pretty significant.

The other big element is the footprint. We have a very large footprint across the globe with direct access to the customers that we serve. So taking not only the product technology, but deploying enterprise software through the direct channel that creates value, not only with the solution that we install, but then it creates services, recurring services.

And so JCI very similar. They again take their product technologies, they deploy software or their control systems, and then that positions them to be able to get the recurring revenue on their base. And so when you look at the combination, not only of the products, but then the capabilities that we have in the field to serve customers, it’s a compelling combination.

And so these synergies that are derived are more significant, not only from a growth standpoint, but also when you look at the cost structure, to be able to deliver $1 billion, or $900 million of operational synergies combined with $150 million of tax benefit that we get with the combination. And so this is a pretty compelling value proposition here for the combined shareholder base.

Steve Winoker - Bernstein - Analyst

And if we move into that point around the $1 billion-plus of savings, let’s start there. First, on the $650 million of synergies, when I think about that you’ve got a $30 billion company, ex-Adient spin. About $21 billion or so of COGS in there, granted - or $20 billion-plus. You’ve also got a large systems and services business understood and that, but it’s still only $100 million of sourcing savings coming out of all of that.

It’s $150 million corporate, I guess the $250 million branch optimization G&A. But if you - I would look at that sourcing savings and I’d say I hope that’s conservative. So how are you thinking about that?

George Oliver - Tyco International plc - CEO

As you know, Steve, this is kind of a core competency of mine over my career, both in GE as well as Tyco and what I would say is that both companies have done a nice job with what they do today, where they put the combined buy together. They are managing category by category very strategically in how they buy, whether it be low-cost or making sure that we have the right access to the customer base that we are serving; very strategic. And then being able to leverage the scale.

And so what I would say — and then the idea is having a strategy that sustains productivity on that base. And so both companies have a track record of very good performance managing that buy. So the combination, as we talked about, it is more enhancing that; is the acceleration of that leveraging.

We’ve learned through the integration process they do some things really well, JCI. We do some things really well. And then with the integration, how do you leverage the two that then nets additional benefits as well as leverages the scale.

And so our goal, we would like to believe that we’re positioned to deliver on — we know we’re positioned to deliver on what we committed. We’d like to believe that there’s certainly going to be more and that’s what we’re working towards.

Steve Winoker - Bernstein - Analyst

Okay, that’s fair. And then on top of that, the $150 million of tax synergies for a moment. There’s been some concern — I’ve had some concern based on the new Treasury rules, etc., that that might somehow eat into the tax rate of the Company over time, on a [tax-free] basis. What gives you the confident that that’s something we don’t need to worry about?

George Oliver - Tyco International plc - CEO

What I’d say, when you look at the combination and the work that we’ve done prior to those Treasury regs, as well as after, there’s a lot of capacity between the two portfolios to be able to continue to plan, tax plan. And so when you look at the combined company, we are going to be positioned to be able to sustain, roughly, about a 17% tax rate on a sustained basis going forward. And that does include the $150 million of additional benefits we get with the combination.

And so what I would say is that we are still very confident of that being executed on. But more important, most of the value with the combination is very strategic, being able to, from a structure standpoint, capitalize on the redundancy of structure, taking out cost, and then being able to leverage the combined capability to truly fundamentally be better positioned to serve customers, which ultimately capitalizes on the growth opportunity. So that’s the way I would look at it.

Steve Winoker - Bernstein - Analyst

Okay. Now, a lot of investors I talked to are looking for a better color around what it means to put these businesses together at a local level. I think it would be really helpful if you could say, okay, I walk into a random city in the United States; right now there’s a Johnson Controls office, there’s a Tyco — a branch — and there’s a Tyco branch. I’ve got different people doing sales, different people doing service, selling into different customer segments in some ways, products.

May be talk about what is the vision of someone, an investor going into a local city. What’s it going to look like in the future?

George Oliver - Tyco International plc - CEO

Let me talk from a Tyco perspective with what we’ve done within commercial security and fire, and I think that will give you a sense on what now is going to be the next step.

With commercial security you might all recall we took $5.5 billion of commercial security from what was previously the reported ADT segment in Tyco and that combined with roughly $4.8 billion or $5 billion segment and fire. Immediately when we put together our first three-year plan was the overlap of that cost base. And it was significant.

It doesn’t mean that we ultimately — from a sales and technician standpoint you still maintain that domain expertise in how we serve customers today and then we build on top of that new capabilities that allow us to leverage both. So what you do is you continue to enhance those capabilities and then, from a structure standpoint, reduce the structure required to support that and how we serve customers. Structure means optimizing footprint, real estate footprint.

Within that real estate footprint what you do — what enables that is that you take away a lot of the functions that were deployed at every branch level and you pull those back into shared services that are done regionally to be able to support the businesses. And shared services — HR shared services, IT, finance — you can go through each of the functions and how you drive and deploy functional excellence to support the businesses.

So that is where — as I talked in my prepared remarks, that’s where a lot of the cost comes out in leveraging the structural costs required to be in that proximity of the customer. It doesn’t mean reducing the capabilities that are required to fulfill the commitments to the customers.

Now going forward, as you look at how that comes together, how do you then optimize the salesforce so that when they’re serving a customer they can then sell the full portfolio? Not only what we historically have done — fire, security but more important now, with the advanced technology, how do you have the right skill sets to be able to sell that new solution that combines the two. And so there’s work at the sales level; there’s work in consolidating the footprint; there’s work in a lot of the back office required to be able to support.

And so when you now take what we’ve done — we were still let’s say halfway through our journey in being able to get to what I would say would be entitlement of structure within the Tyco footprint. And so there’s still opportunity that ties to the productivity that we had committed in the next three-year plan and that will — we’re still positioned to be able to achieve that, and then some, with the combination.

And so now we’re looking — similar work is being done today when looking at what the JCI footprint is, what our footprint is. How do we make sure that we still protect the capabilities required to serve customers and grow the Company, while we are capitalizing on what we see as being the overlap or the cost — the efficiency opportunity that we have with the functional activity that supports it?

Steve Winoker - Bernstein - Analyst

So even — let’s take the [London] experienced you guys have had, when you merged or did more to do a lot of that in fire versus security. Is the thought that, look, you’ll, in many ways, be maintaining independence — service techs who have the domain expertise, maintaining independence sales reps — but leveraging technology to have more success in cross-sale across multiple business systems, or building systems?

George Oliver - Tyco International plc - CEO

Yes. I would frame it up to say about half of our costs within the channel is technicians and sales and the other half are more structural costs. A lot of the cost comes out of the structural element of that cost structure. That being said, we are still driving productivity with our technicians, deploying new technologies that enable them to be able to be more effective in how they service a customer, or being able to real-time get the data that’s required so that we can be more proactive in how we serve that customer versus reactive.

So there’s a lot of technology that’s being deployed that allows us to get productivity off of that base, while we are continuing to grow that base to support the growth of the top line.

Then on the sales function, when you look at the commercial structure, there’s a lot of commercial operations that are back office supporting what we do in sales. And so as we look with the combination, streamlining that activity so that you can actually put more of that resource to work selling and supporting customers versus back office work in supporting them. There’s still productivity that can be had in that part of the cost structure, but I would say that most of it is within the structural cost that is embedded within that cost model.

Steve Winoker - Bernstein - Analyst

And the building control systems themselves that are becoming more and more integrated, the technology is changing dramatically quickly, right? Even if someone might question the degree to which there’s overlap in the people, there’s certainly the control side of it. Maybe talk a little bit about that.

George Oliver - Tyco International plc - CEO

As we looked at this combination, and as we’ve been making sure that we are going to be positioned to continue to lead in the space that we’re in, fire and security, and then capitalize on the trends that are well underway with the connectivity that’s happening within all infrastructure, not just buildings, but all infrastructure that we support with fire and security, it was clear to me that we’re going to have to be positioned — we had a pole position in our presence within that infrastructure. How was that data going to be used to ultimately create new business models that enhance the value that we can create for the customer base that we serve? That has been on my mind since we launched the new Tyco.

So we were developing Tyco On, which is our ability — utilizing cloud technology to be able to extract data from all of the devices and sensors that we deploy and then use that in a much more proactive way in new business models that enables us to be able to create more value. That’s the path we were going down.

Johnson Controls is a similar path. They’ve got tremendous infrastructure across — presence across most infrastructure with their presence; similar where they are deploying technologies that enables them to be able to configure new business models, leveraging their controls and optimizing, whether it be utilities, energy, with the systems that they deploy.

And so when you look at the combination now, taking the combined infrastructure with all of the sensors, devices, data that’s generated, being able to then configure that data with analytics that ultimately gets you much closer to solving the bigger problems that customers want to solve. And so now with the combination, our challenge is going to be, with all of that, what are those big deliverables? When you think multiyears that we want to be positioned to deliver on, there’s no combination that’s going to be better positioned to do that.

Steve Winoker - Bernstein - Analyst

It’s interesting, one of the questions from the audience is what lessons were learned from UTX, United Technologies, combining in HVAC and the fire and security business segments over time. What are your thoughts on that?

George Oliver - Tyco International plc - CEO

What I would say is I think what’s different is that even today we have product businesses and we utilize multiple channels, and JCI has product businesses that utilize multiple channels. The big difference with this combination is the direct channel to the customers that we serve, and so that is where the value is created because now you can configure different solutions. You can now leverage technology in a much bigger way in how you create those solutions.

Most of those solutions realize that that embedded software — you’re creating a platform for recurring revenue, either through software-type services or if it’s a Software-as-a-Service where there is a deliverable of data or some type of benefit, depending on what problem you are solving, there is a recurring revenue that comes with that. That’s significant when you look at the combined portfolio. So I think that’s the difference is that when you look at the two channels that come together, no one has got the access to the customers that we have with the combined channels.

Steve Winoker - Bernstein - Analyst

Okay. One other question that I know comes up in a lot of meetings for me is on the how good a business is the installation, engineering, commissioning, sales service side. It’s often characterized as the guys with trucks part of the business.

You walk around most cities, walk around this city, and there are tons of moms and pops as well as many, many Tyco and JCI vans running around. What makes that a good business with — or perceived to be low barriers to entry relative to the product side, which has great technology and all these other things?

George Oliver - Tyco International plc - CEO

What I would say, when we poll our customers the single-biggest criteria with that direct channel is the support that they get from the technician that serves them. That is a big element of maintaining and growing business with them.

But then it’s important that we’re giving them the right stuff. You have to give them solutions that ultimately — the sales folks that are in the channel and then the technicians that deploy what we configure, you’ve got to give them the differentiated solutions to be able to value sell and then, ultimately, create an increased installed based that allows you to be able to build services on top of that.

And so what I would say is that, if you go back, it was just more traditional: take the product, deploy the product, install it, and then add traditional service — maintenance, repair. The game is changing. Now with that same unit of product that’s deployed there’s some level of software, there’s some level of integration, there’s an ability to be able to use the data that comes from that unit, and then take that data from that unit to data that’s being extracted in a fire device or security device and then being able to ultimately create more value.

And so the value of the channel going forward is going to be continuing to enhance the type of solutions that you deploy. Software will be an element of that solution, which then enables them to be able to create a lot more value with the service that they perform.

Steve Winoker - Bernstein - Analyst

So you are basically describing a rising value-add in the channel over time, because of the changes in technology in the market?

George Oliver - Tyco International plc - CEO

That is correct. We are seeing that — I can talk specifically in retail. Take our retail business in Tyco.

Traditionally, it’s been a security business: protecting merchandise with our Sensormatic products, protecting the premises, all the conventional-type security. That same infrastructure within our retail platform is the same infrastructure that now is extracting the data, deploying software that now we are getting at being able to deliver real-time inventory.

Real-time inventory for retail is a big deal. It makes sure that they have the right stuff at the time that a customer wants to buy that they actually get the sale. It’s off of the same infrastructure.

Much higher value, much more core now to the retailer, and that’s going to be — we are building on that with traffic, understanding traffic patterns and how do you extract the data? How does that compare to the data that goes through point-of-sale? How does it compare to the data that goes into the fitting room?

So off of the same infrastructure we are now creating new services that are much higher value-add. You can take that same model and deploy that in every vertical that we support with the devices that are deployed both in Johnson Controls as well as Tyco.

Steve Winoker - Bernstein - Analyst

And you believe there is a definitive advantage to owning the channel on that case?

George Oliver - Tyco International plc - CEO

Absolutely. Absolutely.

Steve Winoker - Bernstein - Analyst

Because many of your competitors go through (multiple speakers).

George Oliver - Tyco International plc - CEO

You become much more of a solutions provider that can configure, depending on — what we’ve learned is you can’t invent and bring to the customer and they buy. You utilize technology; you can figure a way to get that — the problem the customer is trying to solve. And having the domain expertise to be able to deploy that technology directly with the customer, I think, is a big deal.

Steve Winoker - Bernstein - Analyst

I want to hit the rest of the audience questions here in the time we have, so it’s going to be a little bit of a lightning round.

George Oliver - Tyco International plc - CEO

Okay.

Steve Winoker - Bernstein - Analyst

One, this is not — still not an easy question, but how do you cross-sell if you have different buyers across many of the buildings systems?

George Oliver - Tyco International plc - CEO

Great question. What we are finding is that — and I laid this out in my prepared remarks relative to how we see the first few years. Just taking what we do today and doing more of it, leveraging existing relationships, there’s going to be benefits derived there.

What happens is as these models change you work up the value chain; you become, get closer to the C-suite or - . And so what happens, you become much more strategic to what the customer’s ultimately trying to achieve. Then the customers within the customer begin to converge on a more, let’s say, strategic deliverable for their company.

And so I think, over time, we have to respect that there are multiple customers and maintain the channel and how we serve those customers today. But more important, creating the capabilities that enable us to be able to create the enhanced value and then work up the value chain in how we support the customer.

Steve Winoker - Bernstein - Analyst

I often add to that that there are certain segments, whether it’s healthcare or K-12 or other places, where at a campus level as well there’s much more integrated decision-making across building systems. Is that wrong?

George Oliver - Tyco International plc - CEO

Let’s take campuses. Campuses — we have a very strong position in campuses across the globe, but specifically in North America. Johnson Controls has a similar footprint. It is about integration and, ultimately, focusing on a few critical things that they believe are critical to their operations and how they create value for their customers and ultimately create efficiency across their operations. That’s a great example.

Steve Winoker - Bernstein - Analyst

So you laid out on the earlier — $1 of additional EPS from all the synergies and operational benefits that’s on top of I supposed pre-amortization, maybe [$2.70, $2.75, $2.35-ish] post-amortization. That gets me to let’s call it — or you can give me the number and I was going to say north of [$3.70]. Is that wrong so far?

George Oliver - Tyco International plc - CEO

Well, I guess as we are working through that that would be somewhat in the ballpark.

Steve Winoker - Bernstein - Analyst

Okay, in the ballpark. But what I want to get to — and this is the audience question as well — is that excludes any kind of top-line growth, correct? Or what’s baked into that for top-line growth and, therefore, what might you expect to see for the top line of the Company in, let’s say, three years’ — this question is five years’ — time versus that pro forma $30 billion today?

George Oliver - Tyco International plc - CEO

What I would say is that in the two- or three-year plans — and their segments had a little bit higher growth projected to what we had projected over the three years, so there is a little bit of difference there. But netting the two, the idea is that there will be additional growth. It will start off day one, just taking what we do today and leveraging the multiple channels and doing more of that, and then continuing to then enhance the type of solutions that we generate to be additive to what we do today.

And so it’s hard to predict what’s going to happen in the market. So without getting into a specific growth rate, what I’d say is: I’d take the historical performance and say, whatever happens from a market standpoint, we will be better given the synergies that we’ll derive with the combination.

Steve Winoker - Bernstein - Analyst

Right. And the consolidated margin expansion that’s baked into all of those synergies, all of those things come true, that $1 billion-plus ex the tax, just take the non-tax part of that. What would that imply for operating margin expansion for the combined company?

George Oliver - Tyco International plc - CEO

In the total, how that all equates to margin expansion. But it’s going to be very attractive margin expansion.

Steve Winoker - Bernstein - Analyst

Per year, okay. And then relative to this — what do you consider good margin relative to the peer group here? It’s from the audience. Is it mid-teens; is it high teens?

George Oliver - Tyco International plc - CEO

Well, what I would say is when you look at the peer group, everyone has got a little different mix of business models within that. What I would say is that within Tyco we were getting closer to entitlement. I think the combination creates a lot more runway, given the leverage that we have with the scale that we perform. And so I think now that creates more runway relative to being able to deliver the cost productivity, which we outlined today.

So I wouldn’t peg one number, because there’s a different mix across our businesses. But it gives us comfort that we’re going to be well-positioned to deliver significant margin expansion supporting the value that we’ve laid out while we’re beginning to accelerate growth.

Steve Winoker - Bernstein - Analyst

I usually see a price — sometimes pricing ceilings can limit or create a margin ceiling, rising competition as everybody starts doing better. Are there any obvious pricing concerns in the market that you see that might limit the potential margin?

George Oliver - Tyco International plc - CEO

Well, when you look at our — we’ve talked a lot about in Tyco the exposure that we have to the heavy industrial, high hazard end-markets. They happen to be very profitable end-markets for us, both in our products as well as our services. So when you go through a significant downturn like we have — and when you look at our product businesses in Tyco, 25% of our revenues are tied to heavy industrial, high hazard, and when you are down on a run-rate basis pretty significantly, you’ve delevered and that immediately impacts margin rate.

Then short term, because of the reduced demand, pricing does become a little bit of a factor. And so you’ve got to be careful that you’re maintaining price while you’re maintaining share through that cycle so that when the volume comes back you’re going to be well-positioned to then re-lever the volume that comes through.

Certainly when you get into those situations you feel a little bit of that, but I believe that with the value proposition that we have within the businesses, within the combined portfolio, I think are well-positioned as leaders, leadership brands, high quality, high quality of service. Those are all the contributors to being able to sustain price and get additional price with the value proposition that we bring to the customer.

Steve Winoker - Bernstein - Analyst

There are two audience questions pretty much the same thing: how are the end-markets doing by region? Obviously, non-resi as well. And are there underlying product markets or geographies that you’re worried about and watching closely? You obviously just hit one of them, but can you give folks a sense (multiple speakers)?

George Oliver - Tyco International plc - CEO

Yes, we’ve been — our earnings update and then more recently at EPG talked a little bit about what we are seeing. North America continues to expand. We have a big presence there and we are capitalizing on that with the progress you’ve seen with the order rates and the backlog we’ve been building. Now there’s a little bit of a cycle time to conversion of that, but we feel that’s continuing.

Europe seems to be better and the businesses that we’ve had there we’ve done a great job working on the fundamentals during this tougher period that we’ve been through. With now volume coming through there that will begin to lever a little bit better than what we’ve seen.

China has been mixed. That’s been tough, making sure that as we’re investing to expand our footprint there that we’re also maintaining our fundamentals in spite of some of the economic downturn that we felt there. So it’s about I think what we’ve been saying. I haven’t seen any significant changes since then.

Steve Winoker - Bernstein - Analyst

And the high hazard areas, is it just comps that are going to start easing? Anything to give us any kind of comfort level that, at least your side of the business, as opposed to the guys who are deep into the production, extraction side that you have a better view of that.

George Oliver - Tyco International plc - CEO

If you just look at our run-rate basis, it’s tough. It’s the same. Yes, we have better comps in the second half because recognize that our downturn started in the second quarter of last year. It was late second quarter, and then third and fourth were very difficult. That run rate has continued.

I think, in addition to what we’ve talked about in oil and gas, the heavy industrial space also has similar attributes right now. And so we’ve been working to navigate that. Certainly the compares are easier, but I wouldn’t say that I’ve seen any significant change as far as creating new demand.

Steve Winoker - Bernstein - Analyst

And the best — let me not leave it there; what’s the best growth market in the world right now for you?

George Oliver - Tyco International plc - CEO

The best growth market that we’re currently seeing, if you look at it regionally, it’s right now the work we are doing in North America I’d say. Given the economic fundamentals, the work that we’ve done to put the businesses together to capitalize on the combined portfolio and then what we see coming through, because it’s such a significant business for us that we’re, I think, very well-positioned to be able to capitalize on the current trends.

Steve Winoker - Bernstein - Analyst

The last audience question here is: how does the battery business fit into the merged entity? There’s a broader question which we will give it a shot; what will be the impact of electric cars on this business over the future? I know it’s a new business for you.

George Oliver - Tyco International plc - CEO

We are going to have — Alex and the team are going to have a power solutions day, I believe it’s June 13, and I will be participating in that.

I would just say that it’s a great business, great fundamentals. It has — because of the growth opportunity, it has consumed some capital. But what I would say is that, as a business, great business. I think there are some trends that are underway relative to energy, storage, and distribution that will play to the strength of JCI with what they’ve done from a technology standpoint.

What I would say is, from a new technology standpoint they’re on the forefront of developing the new technologies that are going to be required. They’ve got a tremendous business model that 75% of the revenues are aftermarket and are very predictable; similar to in Tyco we have 40% services. Very predictable. No matter what the economic cycle we go through, those revenues are sustained.

And so when you look at the combined company those are a very attractive revenue streams, as I laid out during the presentation today. And so I would suggest that as we’re going through this business and laying out the fundamentals and in the investor day that’s going to be held June 13 we will give you significantly more insight into the business. But based on my experience here in four months, it’s a very attractive business, strong fundamentals, lots of opportunity for growth, and it’s balancing the capital deployed to making sure that we’re getting the right growth and the right return from a free cash flow.

Steve Winoker - Bernstein - Analyst

All right. George, any last words you’d like to leave with the audience?

George Oliver - Tyco International plc - CEO

No, I would end by how I started today, that this is a great combination. Lots of value will be created; not only in how we better serve our customers, but being able to take the two structures and deliver significant synergies.

I’m very excited. This is going to be a transition for myself over the next couple of years as we work to make sure that we’re positioned to execute on the integration, and then more important, that I’ll be positioned to take the combined company forward from there. So I’m very excited about it and look forward to the opportunity.

Steve Winoker - Bernstein - Analyst

Great, thank you. Thanks for joining us again.

George Oliver - Tyco International plc - CEO

Thanks.

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This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction between Johnson Controls, Inc. (“JCI”) and Tyco International plc (“Tyco”), Tyco will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of JCI and Tyco that also constitutes a prospectus of Tyco (the “Joint Proxy Statement/Prospectus”). JCI and Tyco plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF JCI AND TYCO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT JCI, TYCO, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by JCI and Tyco through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by JCI by contacting JCI Shareholder Services at Shareholder.Services@jci.com or by calling (800) 524-6220 and will be able to obtain free copies of the documents filed with the SEC by Tyco by contacting Tyco Investor Relations at Investorrelations@tyco.com or by calling (609) 720-4333.

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